Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended March 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD March 31, 2012		QTD March 31, 2011
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue, net	3,681,977	584,970	4,232,343	672,409
Cost of goods sold	(2,902,567)	(461,142)	(3,288,199)	(522,409)
Gross profit	779,410	123,828	944,144	150,000
Other income	26,011	4,132	19,358	3,075
Research & development costs	(81,888)	(13,010)	(77,997)	(12,392)
Selling, general and administrative expenses	(376,355)	(59,793)	(457,032)	(72,610)
Operating profit	347,178	55,157	428,473	68,073
Finance cost	(75,352)	(11,971)	(47,367)	(7,525)
Share of profit of associates	1,030	164	344	55
Share of loss of joint ventures	(16,699)	(2,653)	(17,756)	(2,821)
Profit before tax	256,157	40,697	363,694	57,782
Income tax expense	(40,253)	(6,395)	(62,193)	(9,881)
Profit for the period	215,904	34,302	301,501	47,901

Attributable to:
Owners of the Parent	167,883	26,672	230,467	36,616
Non-controlling interests	48,021	7,630	71,034	11,285
	215,904	34,302	301,501	47,901

Net earnings per common share	4.50	0.72	6.18	0.98

Unit sales	131,697		160,831

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of March 31, 2012		As of December 31, 2011
	RMB ’000	US$ ’000	RMB ’000
	(unaudited)	(unaudited)	(audited)
Cash and cash equivalents	4,095,323	650,640	4,124,776
Trade and bills receivable, net	5,883,896	934,798	6,690,917
Inventories, net	2,566,178	407,699	2,416,056
Current assets	13,173,570	2,092,936	13,906,195
Total assets	18,455,952	2,932,169	19,151,019
Trade and bills payable	5,269,582	837,199	4,813,009
Short-term and long-term interest bearing loans and borrowings	2,285,718	363,141	3,696,731
Equity attributable to owners of the Parent	5,705,405	906,440	5,542,203

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